

Mail Stop 3561

December 21, 2017

Terri A. Pizzuto
Chief Financial Officer
Hub Group, Inc.
200 Clearwater Drive
Oak Brook, Illinois 60523

> **Re: Hub Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 10-Q for Quarterly Period Ended March 31, 2017**
> **Filed April 28, 2017**
> **Form 10-Q for Quarterly Period Ended June 30, 2017**
> **Filed July 28, 2017**
> **Form 8-K/A Furnished September 15, 2017**
> **Form 10-Q for Quarterly Period Ended September 30, 2017**
> **Filed October 31, 2017**
> **File No. 000-27754**

Dear Ms. Pizzuto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016
Exhibit 32.1

1. We note your Section 906 certification in this filing and all Form 10-Qs filed in 2017 are not dated. Please file a full amendment to your December 31, 2016 Form 10-K and all Form 10-Qs filed in 2017 that includes the entire filing, including Exhibit 31 certifications and together with a corrected Exhibit 32 certification. All certifications should be dated as of the date you file the amendment.

Terri A. Pizzuto
Hub Group, Inc.
December 21, 2017
Page 2

<u>Form 8-K/A Furnished September 15, 2017</u>
<u>Exhibit 99.3</u>

2. We note you have filed the audited financial statements of Estenson Logistics, LLC for the years ended December 31, 2016 and 2015. Please revise to include a signed accountant´s report in accordance with Item 9.01(a)(2) of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure